UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

Date: August 10, 2026

Commission File Number: 333-286828

SES

(Translation of registrant’s name into English)

Château de Betzdorf

L-6815 Betzdorf

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release, dated August 7, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SES
(Registrant)

Date: August 10, 2026	By:	/s/ Aaron Shourie
	Name:	Aaron Shourie
	Title:	Chief Legal Officer